                              CERAGON NETWORKS LTD.

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD FEBRUARY 26, 2001

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "Extraordinary General Meeting" or the "meeting"), of Ceragon Networks Ltd. (the "Company") will be held on Monday, February 26, 2001 at 10:00 A.M., at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

                  (A) To approve Yael Langer's appointment to the Board of Directors of the Company;

                  (B) To appoint each of Zohar Gilon and Shmuel Levy as external directors of the Company;

                  (C) To approve the grant of options to certain of the Company's directors;

                  (D) To approve the increases in the number of ordinary shares reserved for option grants under the Company's Key Employee Share Incentive Plan and Affiliate Employees Option Plan; and

                  (E) To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on January 19, 2001, are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the Extraordinary General Meeting in person.

Whether or not you plan to attend the meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Extraordinary General Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to one of the joint holders named in the Register in respect of the shares. Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Extraordinary General Meeting.


                       By Order of the Board of Directors,

          ZOHAR ZISAPEL                                 SHRAGA KATZ
Chairman of the Board of Directors         President and Chief Executive Officer

Date:  January 30, 2001

                              CERAGON NETWORKS LTD.
                           24 Raoul Wallenberg Street
                             Tel Aviv 69719, Israel

                             -----------------------
                                 PROXY STATEMENT
                             -----------------------

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the "Ordinary Shares") of Ceragon Networks Ltd. ("Ceragon" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at an Extraordinary General Meeting of Shareholders (the "Extraordinary General Meeting" or the "meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The meeting will be held on Monday, February 26, 2001 at 10:00 A.M., at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

                             SOLICITATION OF PROXIES

It is proposed that at the Extraordinary General Meeting, Ordinary Resolutions be adopted as follows: (a) to approve Yael Langer's appointment to the Board of Directors of the Company; (b) to appoint each of Zohar Gilon and Shmuel Levy as external directors of the Company; (c) to approve the grant of options to certain of the Company's directors; (d) to approve the increases in the number of Ordinary Shares reserved for option grants under the Company's Key Employee Share Incentive Plan and Affiliate Employees Option Plan; and (e) to transact such other business as may properly come before the meeting or any adjournment thereof.

A form of proxy for use at the meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the meeting. However, if a shareholder attends the Extraordinary General Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the meeting, shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the meeting, as described above. If specification is made by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Extraordinary General Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining if a quorum is present.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Extraordinary General Meeting.

The Company currently is not aware of any other matters which will come before the Extraordinary General Meeting. If any other matters come before the Extraordinary General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Proxies for use at the meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about February 1, 2001 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

            RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on January 19, 2001 will be entitled to notice of and to vote at the Extraordinary General Meeting and any adjournments or postponements thereof. On January 19, 2001, the Company had 20,517,521 Ordinary Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting.

                          SECURITY OWNERSHIP BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 31, 2000, the number of Ordinary Shares owned beneficially by (i) all persons known to the Company to own beneficially more than 5% of the Company's Ordinary Shares, and (ii) all directors and officers as a group.

The information contained herein has been obtained from the Company's records, or from information furnished by the individual or entity to the Company.

                                                                                             PERCENTAGE OF OUTSTANDING
                             NAME                          NUMBER OF ORDINARY SHARES              ORDINARY SHARES
                             ----                          -------------------------              ---------------
           Yehuda Zisapel                                          2,838,000                           13.83%
           Zohar Zisapel                                           2,544,500                           12.40%
           Apax Group (1)                                          1,958,750                            9.55%
           HarbourVest International
              Private Equity Partners III -
              Direct Fund, L.P.(2)                                 1,565,750                            7.63%
           Evergreen Group(3)                                      1,306,500                            6.37%
           All directors and officers as a
           group (10 persons) (4)                                  4,712,850                           21.67%

(1) Consists of 1,710,000 Ordinary Shares owned by Apax Israel II, L.P. and 248,750 ordinary shares owned by Apax Israel II, Israeli Partnership.

(2) The sole general partner of HarbourVest International Private Equity Partners III-Direct Fund, L.P. is HIPEP III-Direct Associates L.L.C., the managing member of which is HarbourVest Partners, LLC. The members of HIPEP III Direct Associates L.L.C. and HarbourVest Partners LLC may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange
Act) in an indeterminate portion of the shares beneficially owned by HarbourVest International Private Equity Partners III-Direct Fund, L.P. Such members disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 of the Exchange Act.

(3) Consists of 37,750 Ordinary Shares held by Evergreen Canada Israel Management Ltd. in trust for Drumwood Securities Limited, 327,250 Ordinary Shares held by IJT Technologies Ltd., 749,250 Ordinary Shares held by Periscope I Fund, LP, Delaware Partnership and 192,250 Ordinary Shares held by Periscope I Fund LP, an Israeli limited partnership. The general partner of the two Periscope funds and the management company of IJT Technologies Ltd. and Evergreen Canada Israel Management Ltd. are indirectly owned by Evergreen Canada Israel Investments Ltd. The controlling shareholders and directors of Evergreen Canada Israel Investments Ltd. disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(4) Includes only those options that are vested on or before February 28, 2001.

                                     ITEM A

                       APPROVAL OF APPOINTMENT OF DIRECTOR

Under the Company's Articles of Association, the Board of Directors is to consist of at least five and not more than nine directors, unless otherwise determined by resolution of the Company's shareholders. The Company's Articles of Association further provide that any director appointed by the Board of Directors to serve as a member of the Board of Directors shall be approved by resolution of the shareholders of the Company at the first shareholders' meeting following the date upon which such person was appointed to serve as a director.

On December 18, 2000, each of Yehuda Zisapel, Allan Barkat and Alex Rogers resigned as a member of the Board of Directors of the Company, effective immediately. Allan Barkat and Alex Rogers were independent directors under the Nasdaq rules, and together with Zohar Gilon, served as members of the Company's Audit Committee (the "Audit Committee"). On December 18, 2000, the Board of Directors appointed Yael Langer to serve as a director of the Company until the next Annual General Meeting of the Shareholders of the Company and until her respective successor is duly elected and qualified.

Under the Companies Law, the board of directors of any Israeli company whose shares are publicly traded must appoint an audit committee comprised of at least three directors including all of the external directors, but excluding:

-    the chairman of the board of directors; and

- a controlling party, or his relative, and any director employed by the company or who provides services to the company on a regular basis.

The role of the Audit Committee is to examine accounting, reporting and financial control practices, in consultation with the internal auditor and the Company's independent accountants, and to exercise the powers of the Board of Directors with respect to such practices. Following the resignations of Messrs. Barkat and Rogers, the Board of Directors appointed Shmuel Levy, an independent director, to serve as a member of the Audit Committee. In addition, the Board of Directors appointed Yael Langer to serve as an interim member of the Audit Committee. Ms. Langer is not currently an employee of the Company, nor is she an immediate family member of an employee of the Company. From July 1998 until December 2000, Ms. Langer served as the Company's general counsel and secretary. Since July 1998, she has served as general counsel and Secretary of Rad Data Communications Ltd. and other companies in the RAD-BYNET group of companies. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. As a result, Ms. Langer may not qualify as an independent director under Nasdaq rules. Nevertheless, Nasdaq rules permit the appointment to the Audit Committee of one director who does not meet the independent director requirement, provided that such director is not a current employee nor an immediate family member of such employee, upon determination by the Board of Directors that the director is required by the best interests of the Company and its shareholders. In view of the concurrent resignations of Messrs. Barkat and Rogers, the Board of Directors believes that it is in the best interests of the Company and its shareholders to appoint Ms. Langer as an interim Audit Committee member, while the Board of Directors continues to search for a third independent director. The Company intends to appoint a third independent director prior to the next Annual General Meeting.

It is intended that proxies (other than those directing the proxy holders to vote against Ms. Langer or to abstain) will be voted for the election of Yael Langer to serve as a director of the Company.

It is proposed that at the Extraordinary General Meeting the following Ordinary Resolution will be adopted:

         "RESOLVED, that the appointment of Yael Langer to serve as a member of the Board of Directors of the Company until the next Annual General Meeting of the Shareholders of the Company and until her successor is duly elected and qualified is hereby approved."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSED ORDINARY RESOLUTION.

                                     ITEM B

                        APPOINTMENT OF EXTERNAL DIRECTORS

On December 18, 2000, the Board of Directors nominated Zohar Gilon and Shmuel Levy to each serve as an external director pursuant to Chapter I of Part 6,
Article 5 of the Israel Companies Law, 5759-1999 (the "Companies Law") and as an independent director pursuant to the Nasdaq rules.

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with:

-    the company;

-    any entity controlling the company; or

-    any entity controlled by the company or by a controlling entity.

The term affiliation includes:

-    an employment relationship;

-    a business or professional relationship maintained on a regular basis;

-    control; and

- service as an office holder, excluding service as an office holder during the three-month period in which the company first offers its shares to the public.

No person can serve as an external director if the person's position or other business creates, or may create, conflicts of interests with the person's service as an external director, or, if his position or business might interfere with his ability to serve as a director.

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

- a majority of the shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or

- the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for three additional years. Each committee of a company's board of directors is required to include at least one external director.

The following information is supplied with respect to each external director nominee and is based on the records of the Company and information furnished to it by the nominees.

  NAME                  AGE                   POSITION
  ----                  ---                   --------
Zohar Gilon             53            External Director Nominee
Shmuel Levy             46            External Director Nominee


         ZOHAR GILON has served as a director of the Company since June 1999. Mr. Gilon is a General Partner and Managing Director of Tamar Technology Investors Venture Capital Fund, which he founded in 1998 together with C.E. Unterberg, Towbin. Mr. Gilon is a private entrepreneur and serves as a director of other companies in the RAD-BYNET group, including RADCOM, RIT Technologies and SILICOM. Between November 1993 and June 1995, Mr. Gilon served as president of W.S.P. Capital Holdings, an investment firm traded on the Tel Aviv Stock Exchange. Mr. Gilon received a B.S.E.E. from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

         SHMUEL LEVY has served as a director of the Company since June 2000. From August 1998 until July 2000, Mr. Levy was employed by Lucent Technologies, Inc., as president, enterprise internetworking systems. From June 1997 to July 1998, Mr. Levy was the president and chief executive officer of Lannet Data Communications Ltd. From July 1992 to June 1997, Mr. Levy held various executive positions with Madge

Networks Ltd. and Lannet Data Communications. Mr. Levy received a B.S. degree in electrical engineering from Ben Gurion University.

It is proposed that at the Extraordinary General Meeting the following Ordinary Resolution will be adopted:

         "RESOLVED, that each of Zohar Gilon and Shmuel Levy is hereby appointed to serve as an external director of the Company in accordance with the Israeli Companies Law, for a period of three years."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSED ORDINARY RESOLUTION.

                                     ITEM C

     APPROVAL OF THE GRANT OF OPTIONS TO CERTAIN OF THE COMPANY'S DIRECTORS

At a meeting of the Board of Directors on December 21, 2000, Zohar Zisapel, Chairman of the Board of Directors, was granted options to purchase 75,000 Ordinary Shares to be vested over a period of three years, at an exercise price of US$11.75 per share, one third to be vested at the end of each year, provided he is still a director of the Company. Shraga Katz, Chief Executive Officer and a director of the Company, in his capacity as a director of the Company, was granted options to purchase 50,000 Ordinary Shares, to be vested over a period of three years, at an exercise price of US$11.75 per share, one third to be vested at the end of each year, provided he is still a director of the Company. Zohar Gilon, a director and External Director Nominee of the Company, was granted options to purchase 50,000 Ordinary Shares to be vested over a period of three years, at an exercise price of US$11.75 per share, one third to be vested at the end of each year, provided he is still a director of the Company. Yael Langer, a Director of the Company, was granted options to purchase 37,500 Ordinary Shares, to be vested over a period of three years, at an exercise price of US$11.75 per share, one third to be vested at the end of each year, provided she is still a director of the Company. The option grants to the directors described above followed approval by the Audit Committee and the exercise price of these grants was equal to the closing price of the Company's Ordinary Shares on the Nasdaq National Market on December 21, 2000.

It is proposed that at the Extraordinary General Meeting the following Ordinary Resolution will be adopted:

         "RESOLVED, to approve the grant of options to the Company's directors, Messrs. Zohar Zisapel, Shraga Katz, Zohar Gilon and Ms. Yael Langer."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSED ORDINARY RESOLUTION.

                                     ITEM D

   APPROVAL OF INCREASES IN THE NUMBER OF ORDINARY SHARES RESERVED FOR OPTION GRANTS UNDER THE COMPANY'S KEY EMPLOYEE SHARE INCENTIVE PLAN AND AFFILIATE
                             EMPLOYEES OPTION PLAN

On August 10, 2000, the Board of Directors increased by 1,000,000 the number of Ordinary Shares reserved, in the aggregate, for option grants under the Company's Key Employee Share Incentive Plan and Affiliate Employees Option Plan (collectively, the "Plans"). On January 24, 2001, the Board of Directors increased by 1,100,000 the number of Ordinary Shares reserved, in the aggregate, for option grants under the Plans. As of January 30, 2001, a total of 7,196,500 Ordinary Shares are reserved, in the aggregate, for option grants under the Plans.

It is proposed that at the Extraordinary General Meeting the following Ordinary Resolution will be adopted:

         "RESOLVED, that the increases by the Board of Directors on August 10, 2000 and January 24, 2001 of the number of Ordinary Shares reserved, in the aggregate, for option grants under the Company's Key Employee Incentive Stock Option Plan and Affiliate Employees Option Plan be and hereby are, approved."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSED ORDINARY RESOLUTION.

                                 OTHER BUSINESS

Management knows of no other business to be transacted at the meeting, other than as set forth in the Notice of Extraordinary General Meeting; but, if any other maters are properly presented to the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                       By Order of the Board of Directors,

          ZOHAR ZISAPEL                                SHRAGA KATZ
Chairman of the Board of Directors         President and Chief Executive Officer


Dated:  January 30, 2001